# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OraSure Technologies, Inc., CIK 0001116463
CUSIP: 68554V108
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 220 East First Street, Bethlehem, Pennsylvania (PA), 18015
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0000902664-25-004014
Filed by CIK 0001478982
Persons authorized to receive notices and communications: Rishi Bajaj, Altai Capital Management, L.P., PO Box 15203, Irvine, California (CA), 92623-9998, 949-326-9612; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Altai Capital Management, L.P. (CIK 0001478982): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)
- Altai Capital Management, LLC (CIK 0001619440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)
- Rishi Bajaj (CIK 0001619438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,613,836; sole dispositive power 0; shared dispositive power 3,613,836; aggregate amount beneficially owned 3,613,836 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: OraSure Technologies, Inc.
Address of issuer's principal executive offices: 220 East First Street, Bethlehem, Pennsylvania (PA), 18015
Comment: This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the SEC on September 9, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of Osprey and the Separately Managed Accounts. This Amendment No. 4 amends Items 4, 6 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On April 16, 2026, Investment Manager and IMGP entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"), pursuant to which the Issuer agreed, among other things, to take all necessary actions to appoint John Bertrand to the Board for a term expiring at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), and to nominate and recommend in favor of Mr. Bertrand's election to the Board at the 2026 Annual Meeting. The Cooperation Agreement also includes a commitment by the Board to seek stockholder approval at the 2026 Annual Meeting of an amendment to the Issuer's charter to declassify the Board.

Pursuant to the Cooperation Agreement, the Reporting Persons will have the opportunity once per quarter to (i) meet with the Issuer's management to discuss financial and strategic matters and (ii) meet with the full Board, or a majority of the Board with the Chief Executive Officer and Chief Financial Officer participating, to share its perspectives.

Concurrently with the execution of the Cooperation Agreement, Osprey irrevocably withdrew its notice of intention to nominate Mr. Bajaj and Mr. Bertrand for election to the Board and to present the Declassification Proposal, in each case, at the 2026 Annual Meeting.

The Cooperation Agreement also includes customary voting commitments and standstill provisions, subject to certain exceptions, including certain restrictions on the Reporting Persons' ability to acquire additional shares of the Common Stock to the extent such acquisition would cause the Reporting Persons to own more than 9.9% of the then-outstanding shares of Common Stock.

The Cooperation Agreement will terminate upon the earlier of (i) thirty (30) days prior to the nomination deadline under the Issuer's Bylaws for the nomination of director candidates for election to the Board at the 2027 Annual Meeting of Stockholders and (ii) March 31, 2027, and it may be terminated earlier pursuant to certain terms of the agreement.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is included as Exhibit 99.4 to this filing by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2026, and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented as follows:

Exhibit 99.4: Cooperation Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on April 17, 2026).

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (04/20/2026)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (04/20/2026)
- Rishi Bajaj: /s/ Rishi Bajaj, Rishi Bajaj, Individually (04/20/2026)